SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                               (Amendment No. 1)
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                          Securities Exchange Act of
                                     1934

                       BALCOR REALTY INVESTORS LTD. - 82
                           (Name of Subject Company)

                       BALCOR REALTY INVESTORS LTD. - 82
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                              Thomas E. Meador
                                  Chairman
                             The Balcor Company
                        Bannockburn Lake Office Plaza
                       2355 Waukegan Road, Suite A200
                         Bannockburn, Illinois 60015
                               (708) 267-1600

                            (Name, Address and
                            Telephone Number of
                            Person Authorized to
                            Receive Notice and
                            Communications on Behalf
                            of the Person(s) Filing
                            Statement)

                                   Copy To:

                           Michael P. Morrison, Esq.
                               Hopkins & Sutter
                    Three First National Plaza, Suite 4100
                            Chicago, Illinois 60602
                                (312) 558-6600
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                       Amendment No. 1 to Schedule 14D-9

     This Amendment No. 1 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor Realty Investors Ltd. - 82, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission on March 22, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits

     Item 9 is hereby amended to include the following exhibits:

     "(c)(2) Alex. Brown & Sons Incorporated estimated current liquidation value per Unit letter, dated November 27, 1995."

     "(c)(3) Balcor adjustments to Alex. Brown estimated liquidation value."

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 1996         BALCOR REALTY INVESTORS LTD. - 82

                              By:  Balcor Partners-XI, its general partner

                              By:  RGF Balcor Associates-II, a partner

                              By:  The Balcor Company, a partner


                              By:  /s/ Thomas E. Meador
                                   --------------------------
                                   Thomas E. Meador, Chairman
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